BONSO ELECTRONICS INTERNATIONAL INC.

May 7, 2010

Via Facsimile, EDGAR and Mail

Mr. Praveen Kartholy
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Bonso Electronics International Inc.

Dear Mr. Kartholy:

This letter is in response to your letter dated February 18, 2010 (“Letter”) and the conference call on April 1, 2010, which relates to the Form 20-F for the fiscal year ended March 31, 2009, filed on September 30, 2009 with the United States Securities and Exchange Commission (“SEC”).

Form 20-F for the fiscal year ended March 31, 2009

Item 18. Financial Statements

Consolidated Statement of Operations and Comprehensive Income, page F-4

Nature of the inter-company loans to Gram and Korona

On November 1, 2008, the company disposed of its entire interest in Gram Precision Scales Inc. (“Gram”).  On March 31, 2009, the company’s German subsidiary, Korona Haushaltwaren GmbH and Co. KG (“Korona”), sold its major assets (accounts receivable, inventories, and intellectual property rights) to a third party company, and immediately after the sale of the major assets, the company began the process of liquidating Korona.  Due to losses from operations of the subsidiaries, Gram and Korona, for the past years, the company decided to dispose of or dissolve them.  At the time of the disposal of Gram, it owed another subsidiary of the company (a manufacturer in Hong Kong within the continuing operations) $5,390,590.  On March 31, 2009, Korona owed to the same subsidiary $2,180,779.  In the past, Gram and Korona were trading companies, and they purchased goods from the manufacturer.  However, since Gram and Korona were loss making in recent years, they were not able to pay back the manufacturer.  The amounts due from the Gram and Korona (discontinued operations) to the manufacturer (continuing operations) were effectively inter-company loans to Gram and Korona for funding of their daily operations.

When the company disposed of Gram and sold the major assets of Korona as the first step to dissolve Korona, the company understood that the loans to Gram and Korona would not be recoverable.  As a result, the irrecoverable debts became a loss to the continuing operations.  The amount of the loan to Gram and waived by the manufacturer was $3,690,590 and Gram has to pay back the manufacturer the remaining $1,700,000 as stated in note 12 to the consolidated financial statements.  The amount of the loan to Korona and waived by the manufacturer was $2,180,779.

Unit 15-16 19/F Delta House, 3 On Yin Street, Shek Mun, Shatin, New Territories, Hong Kong
TEL: (852)2605 5822  Fax:  (852)291 1724   E-mail: info@bonso.com

BONSO ELECTRONICS INTERNATIONAL INC.

Presentation of the waivers of loans and the gain from disposal of a subsidiary in the consolidated statement of operations for the fiscal year ended March 31, 2009

We believe that, in order to reflect that both Gram and Korona had benefited from the company’s decision of waiving their debts, gains arising from the loan waivers be reflected in discontinued operations and the loss to the company be included in continuing operations in the consolidated statement of operations in the Form 20-F for the fiscal year ended March 31, 2009, filed on September 30, 2009.  In addition, for the benefit of the readers to realize the results of the discontinued operations, the gain from disposal of Gram was not included in discontinued operations, in the consolidated statement of operations in the Form 20-F for the fiscal year ended March 31, 2009, filed on September 30, 2009.

However, in view of your comments, we are prepared to present a revised consolidated statement of operations without showing these waivers of loans, and the gain from disposal of Gram included in the loss from discontinued operations in the March 31, 2010 Form 20-F filing, as follows:-

Consolidated Statement of Operations and Comprehensive Income
(Expressed in United States Dollars)

		Year ended March 31,
	Note	2009 after changes
		$

Net sales	19	40,378,198
Cost of sales		-34,707,293

Gross profit		5,670,905

Selling expenses		-649,377
Salaries and related costs		-3,776,841
Research and development expenses		-792,071
Administration and general expenses		-4,601,879

Loss from operations	19	-4,149,263
Interest income		126,544
Interest expenses		-209,268
Foreign exchange loss		-278,944
Gain on disposal of property		162,681
Other income		706,541

Loss before income taxes		-3,641,709

Unit 15-16 19/F Delta House, 3 On Yin Street, Shek Mun, Shatin, New Territories, Hong Kong
TEL: (852)2605 5822  Fax:  (852)291 1724   E-mail: info@bonso.com

BONSO ELECTRONICS INTERNATIONAL INC.

Income tax expense	9	-208,003

Loss from continuing operations		-3,849,712
Loss from discontinued operations, (including gain from disposal of $363,411), net of tax	12	-3,734,702

Net loss		-7,584,414

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax		811,368

Comprehensive loss		-6,773,046

Earnings (loss) per share

Weighted average number of shares	18	5,577,639

Basic and diluted
- Continuing operations		-0.69
- Discontinued operations		-0.67

		-1.36

And the Note 12 on Discontinued Operations will become as follows.

Discontinued Operations (Korona and Gram)
Year ended March 31,
2009 after changes
$

Sales	10,722,372
Cost of Sales	-11,218,722

Gross Profit / (loss)	-496,350

Selling expenses	-1,148,101
Salaries and related costs	-1,480,815
Administrative expenses	-1,488,942

Operating loss	-4,614,208
Interest income	53,039
Other income	668,308
Interest expenses	-241,111
Foreign exchange gain	44,719
Income tax expenses	-8,860
Gain from disposal of a subsidiary - Gram	363,411

Net loss	-3,734,702

Unit 15-16 19/F Delta House, 3 On Yin Street, Shek Mun, Shatin, New Territories, Hong Kong
TEL: (852)2605 5822  Fax:  (852)291 1724   E-mail: info@bonso.com

BONSO ELECTRONICS INTERNATIONAL INC.

The detail changes in the above revised version can be found from the appendix to this letter.  As the net loss and comprehensive loss for the year ended March 31, 2009 do not change from the original presentation, we propose the above revised consolidated statement of operations and comprehensive income be adopted and included in the March 31, 2010 Form 20-F filing.

If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Albert So
Albert So
Chief Financial Officer and Secretary

Unit 15-16 19/F Delta House, 3 On Yin Street, Shek Mun, Shatin, New Territories, Hong Kong
TEL: (852)2605 5822  Fax:  (852)291 1724   E-mail: info@bonso.com

BONSO ELECTRONICS INTERNATIONAL INC.

Bonso Electronics International Inc.
Appendix to letter to SEC on 2010-05-07

Consolidated Statement of Operations and Comprehensive Income
(Expressed in United States Dollars)

This appendix shows the changes made on the revised presentation from the original presentation.
The net loss and comprehensive loss for the year ended March 31, 2009 in the revised presentation do not change from the original presentation.

			presentation as in Form 20-F filed
			on September 30,		revised	changes
			2009		presentation	made	Remark

			Year ended		Year ended
			March 31,		March 31,
					2009 after
	Note		2009		changes

		$		$
Net sales	19		40,378,198		40,378,198
Cost of sales			-34,707,293		-34,707,293

Gross profit			5,670,905		5,670,905

Selling expenses			-649,377		-649,377
Salaries and related costs			-3,776,841		-3,776,841
Research and development expenses			-792,071		-792,071
Administration and general expenses			-4,601,879		-4,601,879

Loss from operations	19		-4,149,263		-4,149,263
Gain from disposal of a subsidiary			363,411		0	-363,411	(a)
Interest income			126,544		126,544
Interest expenses			-209,268		-209,268
Foreign exchange loss			-278,944		-278,944
Gain on disposal of property			162,681		162,681
Other income (expenses)			706,541		706,541
Waiver of loan to subsidiaries			-3,690,590		0	3,690,590	(b)
Waiver of loan to subsidiaries held for sale			-2,180,779		0	2,180,779	(c)

Loss before income taxes			-9,149,667		-3,641,709
Income tax expense	9		-208,003		-208,003

Loss from continuing operations			-9,357,670		-3,849,712
Loss from discontinued operations, (including gain from disposal of $363,411), net of tax	12		1,773,256		-3,734,702

Net loss			-7,584,414		-7,584,414

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax			811,368		811,368

Comprehensive loss			-6,773,046		-6,773,046

Earnings (loss) per share

Unit 15-16 19/F Delta House, 3 On Yin Street, Shek Mun, Shatin, New Territories, Hong Kong
TEL: (852)2605 5822  Fax:  (852)291 1724   E-mail: info@bonso.com

BONSO ELECTRONICS INTERNATIONAL INC.

Weighted average number of shares	18	5,577,639		5,577,639

Basic and diluted
- Continuing operations		-1.68		-0.69
- Discontinued operations		0.32		-0.67
		───────		───────
		-1.36		-1.36

Note 12
Discontinued Operations (Korona and Gram)

		Year ended		Year ended
		March 31,		March 31,
				2009 after	changes
		2009		changes	made	Remark

			$			$

Sales		10,722,372		10,722,372
Cost of Sales		-11,218,722		-11,218,722

Gross profit / (loss)		-496,350		-496,350

Selling expenses		-1,148,101		-1,148,101
Salaries and related costs		-1,480,815		-1,480,815
Administrative expenses		-1,488,942		-1,488,942

Operating loss		-4,614,208		-4,614,208
Interest income		53,039		53,039
Other income		2,849,087		668,308	-2,180,779	(c)
Interest expenses		-241,111		-241,111
Foreign exchange gain		44,719		44,719
Loan forgiveness from continuing operations		3,690,590		0	-3,690,590	(b)
Income tax expenses		-8,860		-8,860
Gain from disposal of a subsidiary - Gram		0		363,411	363,411	(a)

Net loss		1,773,256		-3,734,702

					0
(total changes in continuing operations and discontinued operations)

Remark:
(a) To include the gain from disposal of a subsidiary in the discontinued operations according to ASC 205-20-45-3.
(b) To remove the loss on waiver of loan to Gram in continuing operations, and gain from loan forgivenss in discontinued operations.
(c) To remove the loss on waiver of loan to Korona in continuing operations, and gain from loan forgivenss in discontinued operations.

Unit 15-16 19/F Delta House, 3 On Yin Street, Shek Mun, Shatin, New Territories, Hong Kong
TEL: (852)2605 5822  Fax:  (852)291 1724   E-mail: info@bonso.com